Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, December 16, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from December 9 to December 13, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
09/12/2024	402,752	54.813859	22,076,391.27	XPAR
09/12/2024	195,000	54.768991	10,679,953.30	CEUX
09/12/2024	21,550	54.746063	1,179,777.66	TQEX
09/12/2024	19,432	54.747766	1,063,858.59	AQEU
10/12/2024	454,424	54.620644	24,820,931.70	XPAR
10/12/2024	131,076	54.700075	7,169,867.03	CEUX
10/12/2024	29,648	54.681950	1,621,210.46	TQEX
10/12/2024	25,382	54.682166	1,387,942.74	AQEU
11/12/2024	468,386	53.842600	25,219,120.04	XPAR
11/12/2024	129,521	53.972200	6,990,533.32	CEUX
11/12/2024	26,804	53.964000	1,446,451.06	TQEX
11/12/2024	24,922	53.923400	1,343,878.97	AQEU
12/12/2024	491,851	53.719970	26,422,220.91	XPAR
12/12/2024	104,478	53.820994	5,623,109.79	CEUX
12/12/2024	29,531	53.790765	1,588,495.08	TQEX
12/12/2024	25,399	53.787333	1,366,144.46	AQEU
13/12/2024	451,645	53.547343	24,184,389.87	XPAR
13/12/2024	140,000	53.543915	7,496,148.14	CEUX
13/12/2024	32,000	53.548900	1,713,564.81	TQEX
13/12/2024	30,000	53.528347	1,605,850.42	AQEU
Total	3,233,801	54.115834	174,999,839.62

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).